Emerald Dairy Makes Offer to Exchange Outstanding Warrants for
Warrants Exercisable at Reduced Prices

RESTON, Va., February 10, 2010 — (Xinhua–PR Newswire) — Emerald Dairy Inc., a Nevada corporation (the “Company”) (OTCBB: EMDY), announced today that it has commenced an offer to its existing warrant holders, that acquired their warrants in connection with Company’s October 2007 private offerings, to exchange their warrants for warrants with amended terms. The offer to exchange the warrants is scheduled to expire on March 17, 2010.

Amended terms, include the following:

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With respect to the 373,344 warrants having an exercise price of $0.94 per share, a holder accepting the offer may exchange some or all of the warrants for amended warrants exercisable at $0.75 per share (a 20% discount);

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With respect to the 1,333,333 warrants having an exercise price of $1.50 per share, a holder accepting the offer may exchange some or all of the warrants for amended warrants exercisable at $1.20 per share (a 20% discount);

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With respect to the 235,583 warrants having an exercise price of $1.63 per share, a holder accepting the offer may exchange some or all of the warrants for amended warrants exercisable at $1.30 per share (a 20% discount);

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With respect to the 906,190 warrants having an exercise price of $2.04 per share, a holder accepting the offer may exchange some or all of the warrants for amended warrants exercisable at $1.63 per share (a 20% discount); and

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With respect to the 2,526,208 warrants having an exercise price of $3.26 per share, a holder accepting the offer may exchange some or all of the warrants for amended warrants exercisable at $1.63 per share (a 50% discount).

In addition to the lower exercise prices, the amended warrants have shortened exercise periods, are exercisable even if the exercise will cause a warrant holder to own more than 9.9% of the Company’s common equity, and must be exercised for cash.

The purpose of this offer is to raise additional capital by encouraging participating warrant holders to exercise the amended warrants they receive in connection with the offer, by significantly reducing the exercise prices and exercise periods of the amended warrants.  The Company expects to apply any proceeds received in connection with such exercise toward the cost of completing the equipping of the first production line in the Company’s new milk powder production facility located in Hailun City, Heilongjiang Province, People’s Republic of China (“PRC”).

Warrant holders with questions or concerns regarding the offer to exchange warrants should contact the exchange agent for the offer, Computershare Inc., at 800-546-5141.

About Emerald Dairy Inc.:

Through its wholly-owned operating subsidiaries, Emerald Dairy Inc. is a producer and distributor of infant and children’s formula, milk powder and soybean products in the PRC. The Company’s products are sold under two brand names — “Xing An Ling” and “Yi Bai.”

Certain statements in this release and other written or oral statements made by or on behalf of the Company are “forward looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. The forward looking statements are subject to a number of risks and uncertainties including market acceptance of the Company’s services and projects and the Company’s continued access to capital and other risks and uncertainties. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These statements are based on our current expectations and speak only as of the date of such statements.

Contact
In the U.S.:

Stanley Wunderlich, CEO
Consulting for Strategic Growth 1
Tel: 1-800-625-2236
Fax: 1-646-205-7771
Email: swunderlich@cfsg1.com